[redacted]

06013806

**centrica**

*taking care of the essentials*

82-4518

## FAX MESSAGE

| | | | |
|---|---|---|---|
| **To:** | Office of International Corporation Finance, SEC | **Date:** | 22 May, 2006 |
| **At:** | 001 202-772-9207 | **Ref:** | Stock Exchange Announcement |
| **From:** | Secretariat | **No. of pages** (incl. this one) | 7 |

SUPPL

If you do not receive all the pages please contact (tel: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

## A recently released Stock Exchange Announcement follows.

Secretariat

PROCESSED
JUN 01 2006
THOMSON FINANCIAL

RECEIVED
2006 MAY 30 A 9:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

dlw 5/31



**Secretariat** 2nd Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

22 May 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

**Centrica plc**
**Annual Long Term Incentive Scheme Allocations**

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

22 May 2006

**Centrica plc**
**Annual Long Term Incentive Scheme Allocations**

Centrica announces that on 19 May 2006 following approval of the Centrica Long Term Incentive Scheme 2006 at the Annual General Meeting held on the above date, conditional allocations of ordinary shares in Centrica plc were made by the trustee of the Centrica Long Term Incentive Scheme (LTIS) to the following Executive Directors and other Persons Discharging Managerial Responsibility (PDMRs):

| Executive Directors | TSR shares | EPS shares | Total number of shares in conditional allocation |
|---|---|---|---|
| Phillip Bentley | 139,425 | 139,424 | 278,849 |
| Mark Clare | 135,479 | 135,478 | 270,957 |
| Jake Ulrich | 139,425 | 139,424 | 278,849 |
| **PDMRs** | | | |
| Grant Dawson | 76,727 | 76,727 | 153,454 |
| Deryk King | 89,881 | 89,880 | 179,761 |
| Anne Minto | 72,562 | 72,562 | 145,124 |
| Chris Weston | 74,535 | 74,535 | 149,070 |

As explained in the Notice of Annual General Meeting in Appendix 1 relating to the Long Term Incentive Scheme, in order to align Executive Directors and PDMRs awards with those made to other participants, these first awards shall be deemed to have been made on 3 April 2006 for all purposes of the LTIS (eg the calculation of the number of shares comprised in the awards, the EPS and TSR performance tests and the three-year vesting period).

The percentage of the allocation eventually to vest is dependent on the satisfaction of performance criteria over a three-year performance period commencing on 3 April 2006:

- half of the shares (EPS shares) will be subject to a performance condition based Centrica's growth in EPS* relative to the growth in RPI (All Items) over three financial years. Growth in EPS will be calculated by comparing the Company's EPS figure for the financial period preceding the date of allocation with that for the financial period three years later**; and
- half of the shares will be determined by the Company's Total Shareholder Return (TSR) performance relative to the other companies comprising the LTIS comparator group - the FTSE 100 at the start of the three-year performance period (the TSR shares). At the end of the performance period, the TSR performance condition will be measured, the same calculation made for all the other 99 companies in the LTIS comparator group and a ranking list will be compiled***.

* EPS is calculated as the Company's earnings per share, adjusted for exceptional items and certain re-measurements arising on the application of IAS 32 and IAS 39 (both of which are excluded on the grounds that such standards do not represent the underlying performance of the business).

The conditional allocations shown above represent the maximum potential award possible if all performance criteria are met at the end of the three-year performance period. If and to the extent that the performance criteria are satisfied at the conclusion of the performance period, the relevant number of shares will be transferred to executives at the trustee's discretion.

** The maximum allocation of EPS shares only vests if the Company's growth in EPS exceeds growth in RPI at our above 30%. No shares vest if the growth in EPS over RPI is below 9%. Between 30% and 9% shares vest on a scale from 100% to 25%.

***The maximum allocation of TSR shares only vests if the Company's TSR over the performance period is ranked in 20th position or above in the comparator group. No shares vest if the TSR over the performance period is ranked below 50th position in the Comparator Group. From 20th to 50th position, shares vest on a scale from 100% to 25%.

Total share interests held under LTIS for each Executive Director following this notification are as follows:

| **Executive Directors** | |
|---|---|
| Phillip Bentley | 606,064 |
| Mark Clare | 597,861 |
| Jake Ulrich | 613,998 |
| **PDMRs** | |
| Grant Dawson | 374,685 |
| Deryk King | 432,352 |
| Anne Minto | 355,135 |
| Chris Weston | 263,533 |

centrica

**Centrica plc**
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

22 May 2006

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

**Centrica plc**
**Purchase of ordinary shares of 6 14/81 pence in Centrica plc ("Shares" and the "Company", respectively) by Directors of the Company under its Share Incentive Plan ("SIP").**

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Enc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

Purchase of ordinary shares of 6 $^{14}/_{81}$ pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by Directors of the Company under its Share Incentive Plan ("**SIP**").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "**Trustee**"), notified the Company on 22 May 2006 that:

(1) The following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SIP on 19 May 2006 held through the Trustee:

| Directors | Number of Shares Acquired* | Aggregate Shares held Beneficially (across all accounts following acquisition) |
|---|---|---|
| Phil Bentley | 68 | 444,397 |
| Mark Clare | 68 | 906,871 |
| Sir Roy Gardner | 68 | 2,176,216 |
| Jake Ulrich | 68 | 709,980 |
| Persons Discharging Managerial Responsibility | | |
| Grant Dawson | 68 | 383,974 |
| Anne Minto | 68 | 106,584 |
| Chris Weston | 51 | 66,682 |

* The 'Number of Shares Acquired' includes 48 Partnership shares (except for Chris Weston which includes 34 Partnership shares) acquired at 262.25 pence and 20 Matching shares (except for Chris Weston which includes 17 Matching shares) acquired at 275.75 pence. Both Partnership and Matching elements are registered in the name of the Trustee.

(2) They had transferred 13,107 ordinary shares of 6 $^{14}/_{81}$ pence each from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (Allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (Unallocated shares). The transfer was made following the forfeiture of shares, under the rules of the SIP, by participants who have left the group since the last purchase and the shares had been used towards May's allocation of Matching shares. The Directors listed above, together with some 5,304 other employees, are participants in the Plan and are potentially interested in the remaining 1,332 shares held by Lloyds TSB Registrars Corporate Nominee Limited AESOP2 left following the purchase.

The SIP operates as follows:

- Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called '**Partnership Shares**'.
- At the same time the Company allots to participants via the Trustee one '**Matching Share**' for every two partnership shares purchased that month (up to a maximum of 20 matching shares per month).
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.